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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                     VERSANT OBJECT TECHNOLOGY CORPORATION
         -------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  925284 10 1
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 3 Pages

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-----------------------                                  ---------------------
CUSIP NO. 925284 10 1                   13G                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Trinity Ventures IV, A California Limited Partnership

      SSN:  94-3169895

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California

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                          SOLE VOTING POWER
                     5
     NUMBER OF            622,948

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             622,948

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      622,948

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                               Page 3 of 4 Pages

Item 1(a) Name of Issuer:

          Versant Object Technology Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

          1380 Willow Road, Suite 201
          Menlo Park, CA  94025

Item 2(a) Name of Person(s) Filing:

          Trinity Ventures IV, L.P., a California Limited Partnership ("Trinity IV")


Item 2(b) Address of Principal Business Office:

          155 Bovet Road, Suite 660
          San Mateo, CA 94402


Item 2(c) Citizenship:

          Not applicable

Item 2(d) Title of Class of Securities:

          Common Stock

Item 2(e) CUSIP Number:

          925284 10 1

Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

          Not applicable


Item 4    Ownership

          (a) Amount Beneficially Owned:

              Trinity IV owns 622,948 shares of Common Stock.

          (b) Percent of Class:

              The shares held by Trinity IV represent 7.1% of the outstanding class.

          (c) Number of shares as to which such person has:

              i)   sole power to vote or to direct the vote:
                   622,948 shares of Common Stock

              ii)  shared power to vote or to direct the vote:
                   0

              iii) sole power to dispose or to direct the disposition of:
                   622,948 shares of Common Stock

              iv)  shared power to dispose or to direct the disposition of:
                   0

Item 5    Ownership of 5% or Less of a Class:

          Not applicable

Item 6    Ownership of More than 5% on Behalf of Another Person:

          Trinity IV is a venture capital limited partnership. On the distribution of the shares of Common Stock of the Issuer held by Trinity IV, or the earlier sale of such shares, such shares or the proceeds of sale will be distributed to the Limited Partners of Trinity IV and, if certain performance criteria have been satisfied, to the General Partner of Trinity IV.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not applicable

Item 8    Identification and Classification of Members of the Group:

          Not applicable

Item 9    Notice of Dissolution of the Group:

          Not applicable

Item 10   Certification:

          Not applicable

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                                                               Page 4 of 4 Pages

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1997

                                  TRINITY VENTURES IV, L.P.
                                  a California Limited Partnership

                                  By:  Trinity TVL Partners, L.P
                                      ------------------------------------
                                      a California Limited Partnership

                                  By:  Lawrence K. Orr
                                      ------------------------------------
                                      General Partner